Kids Only Market Inc.
304, 1020 14th Ave., SW
Calgary, Alberta, T2R 0N9

March 11, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Shehzad Niazi

Re:           Kids Only Market Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-171486

Dear Shehzad Niazi,

In response to your comment letter dated March 4, 2011 we have filed a second  amendment to the S-1 which was originally filed on December 30, 2010.

Registration Statement on Form S-1

Prospectus Cover Page

1.  The disclosure has been revised through the document to reflect that sales at variable prices may commence following quotation of the securities on the OTC BB or listing on a national securities exchange.

Plan of Distribution and Selling Shareholders, page 9

2.  The third paragraph under this section has been revised.

State Law Restrictions on Resale, page 10

3.  The last two sentences on the first paragraph have been deleted for clarity.

Description of Business, page 12
In General, page 12

4.  Revised to clarify.

5.  Paragraph added under Government Regulation section.

6.  Revised

7.  Deleted for clarity.

8.  Paragraph added for under Website heading.

Pricing Strategy, page 17

9.  Two paragraphs added to clarify.

Competition, page 20

10. Revised to clarify.

11. Section revised for clarity.

12. Section revised for clarity.

13. Section revised for clarity.

Market for Common Equity and Related Stockholder Matters, page 34

14.  The disclosure “Shares Eligible for Future Sale” has been moved from the section Security Ownership of Certain Beneficial Owners and Management to the section Market for Common Equity and Related Stockholder Matters for clarity.

Yours truly,

/s/ Paul Pearlman

Paul Pearlman
President